UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2022

Commission File Number: 001-38547

Autolus Therapeutics plc

(Translation of registrant’s name into English)

The MediaWorks

191 Wood Lane

London W12 7FP

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

The information contained in this Report, including Exhibit 99.1 of this Report, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-226457), Form F-3 (File No. 333-258556), Form F-3 (File No. 333-264304), and Form F-3 (File No. 333-264650) of Autolus Therapeutics plc (the “Company”) and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently furnished.

Press Release

On December 21, 2022, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated December 21, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date: December 21, 2022	By:	/s/ Christian Itin
		Name	Christian Itin, Ph.D.
		Title:	Chief Executive Officer